THE THAI CAPITAL FUND, INC.

c/o Daiwa Securities Trust Company

One Evertrust Plaza

Jersey City, New Jersey 07302-3051

(201) 915-3054

April 16, 2012

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Karen Rossotto

Re:                             The Thai Capital Fund, Inc.

Proxy Statement on Schedule 14A

Investment Company Act File No. 811-06062

Dear Ms. Rossotto:

On behalf of The Thai Capital Fund, Inc. (the “Fund”), we hereby respond to your oral comments to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed on April 5, 2012 pursuant to the Securities Exchange Act of 1934, as amended, as discussed during our telephone conversation on April 13, 2012.   For your convenience, a transcription of your comments is included in this letter, followed by the applicable response.  References to page numbers in the comments correspond to the page numbers from the preliminary Proxy Statement.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

Comment 1.          Please revise the Proxy Statement to make clear throughout the document that the stockholders are being asked to vote for both the plan of liquidation and dissolution and the liquidation and dissolution of the Fund.

Response 1.          The Proxy Statement will be revised as requested.

Comment 2.          Please add a disclosure to the Proxy Statement confirming that the directors’ qualifications were considered in light of the Fund’s business and structure.

Response 2.          The first paragraph immediately following the table on page 4 of the Proxy Statement will be revised as follows (new language in bold font and underlined):

“In light of the Fund’s business and structure, the Board believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Directors lead to the conclusion that each Director should serve in such capacity.”

Comment 3.          Please add a new subsection to the “Proposal 2” section of the Proxy Statement summarizing the consequences of liquidation and dissolution of the Fund on the Fund’s stockholders.

Response 3.          We will add the following language as a new paragraph immediately above the section titled “Background” on page 8 of the Proxy Statement:

“If the Fund’s stockholders approve the liquidation and dissolution of the Fund pursuant to the Plan, the Fund’s management, under the oversight of the Board, will proceed to wind up the Fund’s affairs as soon as reasonably practicable thereafter in a timeframe that allows for an orderly liquidation of portfolio holdings under then-current market conditions.  The Fund will then set aside, in cash or cash equivalents, the amount of all known or reasonably ascertainable liabilities and obligations of the Fund and make two liquidating distributions of the remaining cash to stockholders.  The amounts to be distributed to stockholders of the Fund will be reduced by the expenses of the Fund in connection with the liquidation and dissolution of the Fund pursuant to the Plan, as described in more detail below under “— Distribution Amounts.”  If stockholders do not approve the liquidation and dissolution of the Fund pursuant to the Plan, the Fund will continue to exist as a registered investment company in accordance with its stated investment objective and policies while the Board considers what, if any, steps to take in the best interests of the Fund and its stockholders, including the possibility of resubmitting the Plan or another plan of liquidation and dissolution to stockholders for future consideration.”

Comment 4.          Please revise the section appearing under the heading “Distribution Amounts” on page 11 of the Proxy Statement to clarify that $23,000 is the total estimated amount the Fund expects to spend in connection with solicitation of proxies in connection with this Proxy Statement and to clarify total amount of costs the Fund estimates will be incurred in connection with the liquidation and dissolution of the Fund pursuant to the Plan.

Response 4.          This section will be revised as follows (deleted language indicated in strike through font; new language in bold font and underlined):

“Distribution Amounts

The Fund’s net assets on March 19, 2012 were $42,953,766.  At such date, the Fund had 3,564,814 shares outstanding.  Accordingly, on March 19, 2012, the NAV per share of the Fund was $12.05.  The NAV per share of the Fund will change before the Plan becomes effective.  The amounts to be distributed to stockholders of the Fund upon liquidation will be reduced by the expenses of the Fund in connection with the liquidation and portfolio transaction costs as well as any costs incurred in resolving any claims that may arise against the Fund and/or the Board.  The total amount estimated to be spent in connection with the solicitation of stockholders pursuant to this Proxy Statement, including the costs associated with the preparation, printing and mailing of the Proxy Statement, is approximately $23,000.  The total amount estimated to be spent in connection with the liquidation and dissolution of the Fund, ~~including the cost of any extension of the Fund’s Directors’ and Officers’ liability insurance policy, is $[·].  Portfolio~~ excluding such proxy solicitation expenses, is approximately $175,000.  Such approximate amount includes estimated portfolio transaction costs (including amounts allocated for dealer markup on securities traded over the counter) ~~are estimated to be~~ of approximately $90,000~~,~~ (although actual portfolio transaction costs will depend upon the composition of the portfolio and the timing of the sale of portfolio securities); estimated costs of any extension of the Directors’ and Officers’ liability insurance policy; any fees charged by state or federal agencies; transfer agent fees; legal fees and other miscellaneous costs.  Actual liquidation expenses and portfolio transaction costs may vary.  Any increase in such costs will be funded from the cash assets of the Fund and will reduce the amount available for distribution to stockholders. “

In responding to your comments, on behalf of the Fund we hereby acknowledge that:

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•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Fund’s filing;

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3164.  Thank you.

Very truly yours,

/s/ Alanna L. Franco, Esq.